Exhibit 99.1

FOR IMMEDIATE RELEASE - CALGARY, ALBERTA – AUGUST 14, 2008

BAYTEX ENERGY TRUST CONFIRMS MONTHLY DISTRIBUTION AT
$0.25 PER UNIT

CALGARY, ALBERTA (August 14, 2008) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) announces that a cash distribution of $0.25 per unit in respect of August operations will be paid on September 15, 2008 for unitholders of record on August 29, 2008. The ex-distribution date is August 27, 2008. The U.S. dollar equivalent distribution amount is approximately US$0.2346 per trust unit assuming a Canadian to U.S. dollar exchange rate of $0.9384. The actual U.S. dollar equivalent distribution for unitholders who hold through a brokerage firm will be based upon the Canadian/U.S. exchange rate in effect on the payment date, net of applicable Canadian withholding taxes. Registered shareholders are paid directly by Baytex’s transfer agent, Valiant Trust Company, and the distribution will be based on the exchange rate as of the record date, net of applicable withholding taxes.

Baytex increased its monthly distribution to $0.25 per unit beginning with this payment, which is in respect of June operations. It is the third such increase in the history of the Trust compared to no reduction. The annualized distribution of $3.00 represents a cash-on-cash yield of approximately 9.8% based on the closing price of Baytex trust units of $30.71 on the TSX on August 13, 2008.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

Forward Looking Statements

Certain statements in this press release are forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors, many of which are beyond the control of Baytex. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.  All dollar amounts in this press release are Canadian dollars unless otherwise identified.

For further information, please contact:

Baytex Energy Trust
Ray Chan, Chief Executive Officer	Telephone: (403) 267-0715
Anthony Marino, President & Chief Operating Office	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Erin Cripps, Investor Relations	Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca